Energy Fuels Announces Quarterly Results for the Three Months Ended June 30, 2015

•	Completion of acquisition of Uranerz Energy Corporation, adding existing, permitted in situ recovery (“ISR”) production to the Company’s portfolio

•	Strong cash balance, working capital position, sales revenue, & gross profit
•	Production at Pinenut Mine extended into Q3-2015
•	Newly acquired Nichols Ranch Project provides Energy Fuels with significant near-term production scalability and the flexibility to regulate production in response to market conditions

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Recent acquisition of properties adjacent to the Company’s Roca Honda project in July 2015 which contain significant historical uranium resources, additional exploration potential, and the availability to historic mine infrastructure.

Lakewood, Colorado – August 7, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) today reported its financial results for the three months ended June 30, 2015. The Company’s Quarterly Consolidated Financial Statements, along with Management’s Discussion and Analysis are available through its filings with the securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.com, and in the United States on the Electronic Document Gathering and Retrieval System (“EDGAR”) which, along with the Company’s quarterly report on Form 6-K, may be viewed at www.sec.gov/edgar.shtml, and on the Company’s website at www.energyfuels.com. Unless noted otherwise, all dollar amounts are in US dollars.

Stephen P. Antony, the Company’s President and CEO, stated: “Energy Fuels continues to execute our disciplined, flexible business plan, as we strengthen our position as a leading U.S. uranium producer. As our second quarter results demonstrate, Energy Fuels’ current uranium production, cash position, balance sheet, sales contract portfolio, and production scalability continue to differentiate us from our peers in the U.S. uranium space. In addition, we made two tactical acquisitions since the end of the first quarter of 2015 – Uranerz Energy Corporation, and properties adjacent to our Roca Honda Project – that provide us with flexibility, additional premium-priced sales contracts with major nuclear utilities, enhanced project economics, and the ability to increase both near-term and future production. Although uranium prices have been generally flat during the summer, we are encouraged by continued strong long-term market fundamentals, including the first Japanese nuclear reactor expected to restart soon, the continued aggressive build-out of China’s nuclear sector, large uncovered utility demand in the mid- to long-term, and dropping production at certain uranium mines.”

Financial and Operational Highlights for the Three Months ended June 30, 2015:

•	$23.71 million of total revenue was realized by the Company.
•	Gross Profit of $10.02 million from mining and milling operations was realized by the Company, representing a gross profit margin of approximately 42%.
•	A net loss of $2.31 million was realized by the Company.
•	416,667 pounds of U3O8 sales were completed by the Company at an average realized price of $56.74 per pound, pursuant to existing term contracts.
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At June 30, 2015, the Company had $41.59 million of working capital, including cash and cash equivalents of $20.76 million and approximately 650,000 pounds of uranium concentrate inventory. The Company’s contractual deliveries and related sales are based on delivery schedules which can vary from quarter to quarter. As discussed below, the Company expects to sell an additional 391,667 pounds of U3O8 during the remainder of the year under existing contracts, which will generate significant cash for the Company’s operational needs.

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On June 18, 2015, the Company acquired all of the issued and outstanding shares of Uranerz Energy Corporation (“Uranerz”). Uranerz is currently producing from its 100%-owned Nichols Ranch Project, an in situ recovery (“ISR”) operation located in Wyoming’s Powder River Basin. Upon completion of the transaction on June 18, 2015, shareholders of Uranerz received 0.255 common shares of Energy Fuels for each share of Uranerz common stock held.

•	In June 2015, the Company joined the Russell 2000®, Russell 3000®, Russell Global®, and Russell Microcap® Indices, thereby enhancing the Company’s visibility in the marketplace.
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The Company has resumed development at its high-grade Canyon Mine, located in northern Arizona, including the installation of new mine equipment to optimize shaft sinking rates and subsequent construction cost savings. The development of the Canyon mine is currently expected to be completed in time to allow for U3O8 production in FY-2017. The Company expects to transition mining personnel from the Pinenut mine to the Canyon mine during Q3-2015.

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On July 31, 2015, the Company acquired key mineral properties adjacent to its Roca Honda Project in New Mexico from Uranium Resources Inc. (“URI”). The properties, which total 4,580 acres, provide the Company with significant historical uranium resources, the potential use of existing onsite mine infrastructure including a partially-sunk historic mine shaft, and the opportunity for enhanced project economics. In consideration for the properties, the Company delivered to URI at closing: $2.5 million in cash, $375,000 of Energy Fuels common shares; a royalty on properties in a later phase of Peninsula Energy’s Lance Uranium Project; unpatented lode mining claims adjacent to URI’s Church Rock Project; and a 4% gross royalty on one section (640-acres), which can be repurchased by Energy Fuels upon payment to URI of $5.0 million cash at any time in the Company’s sole discretion prior to the date on which the first royalty becomes due.

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On July 16, 2015, the State of Wyoming granted the Company approval for a major revision to the existing mining permit for its 100%-owned Sheep Mountain Project, including expansion of surface and underground mining. This is considered a major milestone in the permitting process for this facility. The Sheep Mountain Project is one of the largest uranium development projects in the U.S. today.

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On July 21, 2015, the U.S. Bureau of Land Management (“BLM”) issued a Final Environmental Assessment (“EA”) and granted its approval for the Plan of Operations for the Company’s 100%- owned Hank ISR Uranium Project in Wyoming. The issuance of the EA and approval of the Plan of Operations were the final major regulatory approvals required for the Hank Unit. The Hank Unit is licensed to be developed in the future as a satellite operation to the Company’s 100%-owned Nichols Ranch ISR Plant. The Company continues to evaluate other production options, including connecting the Hank Unit to the Nichols Ranch ISR Plant via a pipeline.

Selected Summary Financial Information:

	Three months ended	Six months ended
$000, except per share data	June 30, 2015	June 30, 2015
Results of Operations:
Total revenues	$23,705	$31,305
Gross profit	10,019	13,668
Net income (loss)	(2,313)	(4,674)
Basic and diluted earnings (loss) per share	(0.10)	(0.22)

	As at June 30,	As at December 31,
$000's	2015	2014
Financial Position:
Working capital	$41,591	$38,604
Property, plant and equipment	127,870	65,873
Total assets	269,378	134,241
Total long-term liabilities	49,265	30,956

Overview:

With the acquisition of the ISR operation at Nichols Ranch, Energy Fuels has significantly increased its flexibility to regulate production in response to future market conditions and to meet the needs of its sales contracts. At the same time, significant additional production can be brought on line within months after a production decision is made. This allows the Company to efficiently fulfil its existing sales commitments and be able to commit to new sales commitments backed by available production. The Company has the following production capabilities which can be brought on line and/or production levels increased over the next 18 months (each of which is more fully described below):

1)	Nichols Ranch ISR Project.
2)	Alternate feed materials.
3)	Pinenut Mine ore that has been mined and is available for milling.
4)	The Canyon Mine.

Production and Operations – ISR Uranium Assets

The Nichols Ranch facility has been producing uranium since April 2014. At June 30, 2015 five header houses were in production. The Company plans to complete three additional header houses during the next 12 months, which will complete the development of production area #1. We expect the Nichols Ranch facility to produce approximately 140,000 pounds of finished goods in the second half of FY-2015. The timing of production from production area #1 and the timing of further development of this project beyond FY-2015 will be based on sales requirements.

Permitting at our adjacent Jane Dough Unit, which will feed the Nichols Ranch plant, is continuing and is expected to be completed well in advance of our need to begin wellfield development on this property. Also, our Hank Unit is now fully permitted as a satellite facility to Nichols Ranch.

Production and Operations – Conventional Uranium Assets

The White Mesa Mill has historically operated on a campaign basis, whereby mineral processing occurs as mill feed, cash needs, contract requirements, and/or market conditions may warrant. The Company expects the current mineral processing campaign at the White Mesa Mill to conclude in the second half of 2015, resulting in the production of approximately 90,000 pounds of finished goods in the second half of FY-2015. Once the current campaign concludes at the White Mesa Mill, the Company expects to continue to receive and stockpile ore from the Pinenut mine and alternate feed materials. At this time, the Company does not expect to schedule a mineral processing campaign during the remainder of FY-2015, though the Company is maintaining the flexibility to resume processing stockpiled or other materials at the White Mesa Mill should market conditions or cash needs warrant.

The Company plans to continue mining at the Pinenut mine until the economic resources are depleted, which is now estimated to occur by the end of August 2015. The ore mined at the Pinenut mine has been and is continuing to be shipped to the White Mesa Mill and stockpiled for processing in a future campaign based on sales requirements.

The Company has re-started its development of the Canyon mine and has completed necessary upgrades to the infrastructure as well as installed new mine equipment to optimize shaft sinking rates and subsequent construction cost savings. The development of the Canyon mine is currently expected to be completed in time to allow for U3O8 production in FY-2017.

The Company also plans to continue to maintain, and update as necessary, all permits on its other existing mines. These mines will remain on standby until market conditions improve or the material can be sold into long-term contracts at pricing that supports production. The Company plans to continue priority permitting efforts and spend $1.10 million in FY-2015 on this work.

Sales

The Company forecasts the second half of FY-2015 sales to total approximately 391,667 pounds of U3O8, which will be sold into existing long-term contracts. Energy Fuels expects to receive an average realized price of $57.05 per pound of U3O8 sold during the second half of FY-2015 across all of its contracts.While the Company does not expect to make any sales into the spot market during the second half of FY-2015, it will continue to monitor market conditions for sales opportunities if economically justified and/or to generate cash for operations and critical development work.

For FY-2016 and FY-2017, the Company forecasts sales under existing long-term contracts to total approximately 650,000 pounds and 620,000 pounds of U3O8, respectively, which include deliveries of 200,000 lbs. of U3O8 in each of FY-2016 and FY-2017 under contracts acquired through the acquisition of Uranerz.

Current inventory, purchase commitments and production estimates

At June 30, 2015 the Company had approximately 650,000 pounds of finished goods inventory and has a purchase commitment for 150,000 pounds to be delivered in the third quarter of this year. As discussed above, the Company expects to produce approximately 230,000 pounds from its facilities during the second half of 2015. By the end of this fiscal year we expect to have sufficient finished product to fulfill all delivery requirements for FY-2016 (650,000 pounds).

For FY-2017 deliveries (620,000 pounds) the Company has the ability to produce approximately 900,000 pounds in FY-2016 and over 1.0 million pounds in FY-2017. The Company plans to produce amounts necessary to fulfil all of its existing or new sales commitments.

Development activities and capital requirements

As discussed above, over the next 12 months the Company plans to continue to develop the Canyon mine and complete wellfield development through production area #1 at Nichols Ranch. In addition, the Company may install additional process circuits at Nichols Ranch to allow the Company to produce final yellowcake product from its facilities. The Company is also currently evaluating an accelerated wellfield development program at Nichols Ranch. The Company plans to fund its development activities through a combination of sales of product and future financings.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

ADDITIONAL IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included the additional IFRS measure of “Gross Profit” in the financial statements and in this news release. Management noted that “Gross Profit” provides useful information to investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects and with respect to the market outlook, including: production and sales forecasts; expected timelines for the development of projects; the Company’s expectations as to longer term fundamentals in the market and price projections; the Company’s expectations as to expenditures and cost reductions; the Company’s ability to preserve its cash resources, maintain its resource base and be able to restart production as market conditions warrant; the ability of the Company to realize the expected benefits of the acquisition of Uranerz and to become or maintain its position as a leading uranium company in the United States. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium prices; risks of delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; risks in meeting expected timelines for the development of projects; government and third party actions with respect to supplies of secondary sources of uranium; fluctuations or changes in the market prices of uranium; risks associated with the integration of Uranerz; and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F and Uranerz' Form 10-K, both of which are available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Company assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Investor Inquiries:

Energy Fuels Inc.
Curtis Moore
VP – Marketing and Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com